UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tennessee Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Drive, Suite 200
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Kruse (901) 818-6255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 Commerce Street, Suite 1000	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11018317

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14/2011

OATH OR AFFIRMATION

We, Karen Kruse and Paul Mann, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc. as of December 31, 2010, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Karen M Kruse
Signature

Senior VP, Brokerage
Title

Paul Mann
Signature

President
Title

YVONIA A. FOSTER
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
My Comm. Exp. 3-20-2013

Yvonia A. Foster
Notary Public

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X	(a) Facing page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X	(g) Computation of Net Capital
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o) Supplementary Report of Independent Public Accountants on Internal Control Structure

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1000
401 Commerce Street
Nashville, TN 37219-2422

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

We have audited the accompanying statement of financial condition of First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2010, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee Brokerage, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2011

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents:		
Cash and cash equivalents	$	9,590,744
Securities purchased under agreement to resell		8,467,301
		18,058,045
Short-term treasury bills		4,000,000
Receivables from brokers		766,578
Furniture, equipment, and leasehold improvements, net		1,002,183
Prepaid expenses and other assets		2,050,382
Deferred tax asset		2,152,159
	$	28,029,347

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,449,574
Due to First Tennessee Bank National Association		1,924,626
		5,374,200
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		4,300,299
Retained earnings		21,604,376
Accumulated other comprehensive loss		(3,274,528)
		22,655,147
	$	28,029,347

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Income

December 31, 2010

Revenues:		
Brokerage commissions	$	14,418,724
Management advisory fees		1,984,201
Mutual fund commissions		2,617,397
Mutual fund distribution fees		2,149,299
Principal transactions		2,485,609
Interest income		5,964
Other income		5,052,622
		28,713,816
Expenses:		
Compensation and benefits		20,342,013
Clearing expenses		1,509,556
Telephone and postage		856,094
Professional fees		523,324
Travel and entertainment		213,074
Operations services		281,021
Depreciation and amortization		199,515
Other losses		131,963
Other operating expenses		879,884
		24,936,444
Income before income taxes		3,777,372
Income tax expense		1,373,090
Net income	$	2,404,282

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2010

	Common stock			Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss, net	Total
	Shares		Amount				
Balance, December 31, 2009	2,000	$	25,000	4,421,188	19,200,094	(3,596,659)	20,049,623
Net income	—		—	—	2,404,282	—	2,404,282
Other comprehensive income:							
Change in pension funding status	—		—	—	—	322,131	322,131
Comprehensive income							2,726,413
Stock-based compensation expense	—		—	16,518	—	—	16,518
Income tax shortfall on stock option exercise	—		—	(137,407)	—	—	(137,407)
Balance, December 31, 2010	2,000	$	25,000	4,300,299	21,604,376	(3,274,528)	22,655,147

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	2,404,282
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		199,515
Deferred tax benefit		130,220
Excess tax benefit		137,407
Stock-based compensation expense		16,518
Changes in:		
Receivable from broker		58,766
Prepaid and other assets		310,168
Pension expense		(2,705)
Accounts payable and accrued expenses		(469,521)
Due to First Tennessee Bank National Association		122,738
Net cash provided by operating activities		2,907,388
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements		(68,744)
Purchase of securities owned		(4,000,000)
Net cash used by investing activities		(4,068,744)
Cash flows from financing activities:		
Excess tax benefit on stock option exercises		(137,407)
Net cash used by financing activities		(137,407)
Decrease in cash and cash equivalents during the year		(1,298,763)
Cash and cash equivalents, beginning of year		19,356,808
Cash and cash equivalents, end of year	$	18,058,045

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Horizon National Corporation (FHNC). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS.

The Company does not hold securities or custody assets for customers.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, securities purchased under agreements to resell with original maturities of three months or less, to be cash equivalents. Transactions involving purchases of securities under agreements to resell are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company made cash payments totaling $397,766 in income taxes during the year ended December 31, 2010.

(d) Securities Transactions and Revenue Recognition

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity securities, mutual funds, and fixed and variable annuities. Commission revenues and clearing expenses related to customer securities transactions for equity and fixed income securities and mutual funds are recorded on a trade date basis. Commission revenues related to sales of annuities are recorded in the period when earned, upon the expiration of contractually required rescission periods.

(Continued)

In addition to brokerage services, the Company provides ongoing advisory and investment management services to clients. Fees are from managing portfolios that include a broad allocation to asset classes and sub-classes and are based on the market value of the assets that are managed. The Company recognizes these fees as earned.

Revenues from principal transactions represent net gains and losses realized on principal trading activity related to commercial paper and government and government agency debt securities and fixed income securities. Such gains and losses are recorded on a trade date basis.

In addition to upfront sales commissions, the Company receives certain sales fees, or distribution fees, from various mutual funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. These mutual fund distribution fees are recognized during the period earned.

(e) ***Deferred Income Taxes***

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

(f) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements consist of office furniture and fixtures, computer and other electronic data processing equipment, and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(Continued)

(2) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2010 consist of the following:

Furniture	$	1,296,245
Equipment		408,227
Leasehold improvements		1,502,307
Furniture, equipment, and leasehold improvements, at cost		3,206,779
Accumulated depreciation and amortization		2,204,596
Furniture, equipment, and leasehold improvements, net	$	1,002,183

(3) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes equal to the amount of income taxes, which would be provided by the Company on a stand-alone basis. For state income taxes, the Company provides for intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the apportionment factor, which would be required if the Company filed on a stand-alone basis. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. The 2010 intercompany charge in lieu of income taxes of approximately $1,373,090 consists of approximately $1,265,296 and $238,014 of current federal and state taxes, respectively, and approximately $130,220 of deferred tax benefit.

The difference between the intercompany charge and the amount that results from applying the statutory federal income tax rate of 35% to income before the intercompany charge in lieu of income taxes is principally a result of an intercompany charge for state income taxes.

Deferred income taxes are provided for the tax effect of certain temporary differences, primarily representing fixed asset depreciation, prepaid pension expense, stock-based compensation, and amortization of premium on purchased assets. The Company had $2,152,159 in deferred tax assets at December 31, 2010.

(4) Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. Additionally, during 2010, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by

FTBNA and its affiliates. Interest income earned during 2010 related to these investments was approximately $3,500. The Company leases office space from FTBNA, for which the Company paid approximately $42,000 during 2010, which is included in other operating expenses in the statement of income. Also, during 2010, the Company paid approximately $402,000 to FTBNA for telephone and related charges, which are included as a component of telephone and postage on the statement of income.

Employees of the Company participate in certain benefit programs sponsored by FTBNA, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The total allocated cost of these benefit programs was approximately $2,018,000 in 2010, which is included in compensation and benefits on the statement of income.

Certain employees of the Company also receive nonqualified stock options issued by FHNC. The impact of these transactions totaled $16,518 and is included as a component of compensation and benefits expense on the statement of income.

(5) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or 6⅔% of aggregate indebtedness computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2010, the Company's net capital, as defined, was $8,810,371, which was $8,452,929 greater than its required net capital of $357,442.

(6) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(7) Changes in Liabilities Subordinated to the Claims of General Creditors

During the years ended December 31, 2010, there were no liabilities subordinated to the claims of general creditors.

(8) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the financial statements of the Company.

As discussed in note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties.

(Continued)

(9) Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 statement of financial condition and the audited statement of financial condition as of December 31, 2010:

		Balance per unaudited Form X-17A-5	Reclassifying Entries		Balance per audited statement of financial condition
			Debit	Credit	
Assets:					
Cash and cash equivalents	$	47,745	18,010,300	—	18,058,045
Receivables from brokers		9,233,879	—	(8,467,301)	766,578
Securities owned		13,542,999	—	(9,542,999)	4,000,000
Furniture, equipment, and leasehold improvements, net		1,002,183	—	—	1,002,183
Prepaid expenses and other assets		4,202,541	—	(2,152,159)	2,050,382
Deferred tax asset		—	2,152,159	—	2,152,159
Total assets	$	28,029,347	20,162,459	(20,162,459)	28,029,347
Liabilities and shareholder's equity:					
Payable to brokers or dealers	$	12,571	(12,571)	—	—
Accounts payable and accrued expenses		5,361,629	(1,912,055)	—	3,449,574
Due to First Tennessee Bank National Association		—	—	1,924,626	1,924,626
Total liabilities		5,374,200	(1,924,626)	1,924,626	5,374,200
Common stock		25,000	—	—	25,000
Additional paid-in capital		4,300,299	—	—	4,300,299
Retained earnings		18,329,848	—	3,274,528	21,604,376
Accumulated other comprehensive loss, net		—	(3,274,528)	—	(3,274,528)
Total shareholder's equity		22,655,147	(3,274,528)	3,274,528	22,655,147
Total liabilities and shareholder's equity	$	28,029,347	(5,199,154)	5,199,154	28,029,347

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Computation of Net Capital

December 31, 2010

Total shareholder's equity	$	22,655,147
Less nonallowable assets:		
Reverse repurchase agreement with affiliate		8,467,301
Other nonallowable assets and deductions		5,184,725
Net capital, before haircut on securities		9,003,121
Less haircut on securities		(192,750)
Net capital, as defined		8,810,371
Net capital required		357,442
Excess net capital	$	8,452,929

Note: No material differences exist between the computation of net capital above and the computation included in the corresponding unaudited FOCUS Report X-17 A-5, Part IIA for December 31, 2010, as filed on January 25, 2011.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
401 Commerce Street
Nashville, TN 37219-2422

Report of Independent Registered Public Accounting Firm – Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

In planning and performing our audit of the financial statements of First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

KPMG

FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Financial Statements and Schedule

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedule should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.